Filed by: Teva Pharmaceutical Industries Limited
                             Pursuant to Rule 425 under the
                             Securities Act of 1933 and deemed filed
                             pursuant to Rule 14a-12 under the
                             Securities Exchange Act of 1934

                             Subject Company: Ivax Corporation

                             Registration Statement File No. 001-09623


[TEVA LOGO]                                                          [IVAX LOGO]

Teva Pharmaceutical Industries Ltd.
Web Site: www.tevapharm.com                               Web Site: www.ivax.com
________________________________________________________________________________
Contact: Dan Suesskind
         Chief Financial Officer
         Teva Pharmaceutical Industries Ltd.
         (011) 972-2-589-2840                    Neil Flanzraich
                                                 Vice Chairman and President
         George Barrett                          IVAX Corporation
         President and CEO                       (305) 575-6008
         Teva North America
         (215) 591-3030                          David Malina
                                                 Vice President, Investor
         Liraz Kalif / Kevin Mannix              Relations and Corporate
         Investor Relations                      Communications
         (011) 972-3-926-7281 / (215) 591-8912   IVAX Corporation
                                                 (305) 575-6043

FOR IMMEDIATE RELEASE
---------------------

        Teva and IVAX Announce that FTC Review Process Continues on Track and Merger Closing is Expected Shortly

Jerusalem, Israel and Miami, Florida, January 10, 2006 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) announced today that the closing date of the merger has been rescheduled. The U.S. Federal Trade Commission ("FTC") is continuing to review the consent order which Teva and IVAX signed in connection with the pending acquisition of IVAX. While the FTC review is continuing through its ordinary course, the transaction cannot be closed without the acceptance of the consent order by the Commissioners of the FTC, and such acceptance has not as yet been obtained. Teva and IVAX have no reason to believe that the acceptance will not be forthcoming shortly, and expect to close the merger later this month.

Teva and IVAX will promptly announce the acceptance by the FTC of the consent order upon its receipt, and will schedule the closing for the third business day following such announcement.

The election deadline for making a cash or stock election under the merger agreement will be 5:00 p.m., New York City time, on the first business day following announcement of the rescheduled closing date.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

About IVAX
IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.


Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger and the contingencies and uncertainties to which Teva and IVAX may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of the conditions imposed in connection with such closing, including divestitures required in connection with obtaining antitrust approvals, Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone(R) sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Allegra(R), Neurontin(R), Oxycontin(R) and Zithromax(R), the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F, IVAX's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a joint proxy statement/prospectus for the shareholders of Teva and IVAX with the SEC. Before making any investment decision, IVAX shareholders and other investors are urged to read the joint proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the SEC's website, www.sec.gov. You may also obtain the joint proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.


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